[AUSTIN GOLD LETTERHEAD]

April 14, 2022

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Responses to the Securities and Exchange Commission
Staff Comments dated February 25, 2022
Austin Gold Corp.
Amendment No. 4 to Registration Statement on Form S-1
Filed February 11, 2022
File No. 333-260404

Ladies and Gentlemen:

This letter responds to the comments of the Staff of the United States Securities and Exchange Commission (the “Staff”) set forth in your letter dated February 25, 2022 (the “Comment Letter”) regarding the above-referenced Amendment No. 4 to Registration Statement on Form S-1 (the “Registration Statement”) of Austin Gold Corp. (the “Company”, or “our”). For your convenience, the Company’s numbered responses below contain each of the Staff’s comments from the Comment Letter and correspond to the numbered comments contained in the Comment Letter.

Our responses are as follows:

Amendment No. 4 to Registration Statement on Form S-1 filed February 11, 2022

Description of Capital Stock, page 75

Staff Comments No. 1-3

1.	We note that Section 5(e) of your form of common stock purchase warrant filed as Exhibit 4.3 provides that each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by the warrant (whether brought against a party to the warrant or their respective affiliates, directors, officers, shareholders, partners, members, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York; and that each party further submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, Borough of Manhattan for the adjudication of any dispute in connection with any transaction contemplated under the warrant. Please disclose such provision in your prospectus, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to actions arising under the Securities Act or Exchange Act, please also add related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in Exhibit 4.3 states this clearly.

United States Securities and Exchange Commission

April 14, 2022

2.	We note the fee-shifting provision set forth in Section 5(e) of your form of common stock purchase warrant. Please disclose such provision in your prospectus, including disclosure of the types of actions covered by the provision, and state whether you intend to apply the provision to claims under the federal securities laws. Also disclose the level of recovery required by the plaintiff to avoid payment. In addition, please disclose who is subject to the provision and who would be allowed to recover (e.g., company, directors, officers, affiliates). In addition, please include risk factor disclosure that the provision could discourage security holder lawsuits that might otherwise benefit the company and its security holders.

3.	We note that the form of warrant agreement filed as Exhibit 4.4 provides that each of the parties to the agreement waives the right to a trial by jury in any action or proceeding arising out of or relating to the warrant agreement. We also note that such provision is not disclosed in your prospectus. Please revise to clarify whether such jury trial waiver applies to holders of the warrants. If so, describe such provision in your prospectus and also disclose whether the provision applies to federal securities law claims. If the provision applies to holders of the warrants and also applies to federal securities law claims, please include related risk factor disclosure, address in your disclosure any question regarding whether or not a court would enforce the provision, and state that investors cannot waive compliance with the federal securities laws and the rules and regulations promulgated thereunder. If the provision does not apply to federal securities law claims, please ensure that the warrant agreement states this clearly.

Company Response to Staff Comments No. 1-3

The common stock purchase warrant and the related warrant agreement to which these comments relate has been removed from the Company’s offering and the prospectus in Amendment No. 5 to the Registration Statement (“Amendment No. 5”) and therefore these comments are no longer relevant to the prospectus or the Registration Statement.

General

Staff Comment No. 4

4.	We note that you have not filed a revised underwriting agreement in connection with the revision to your offering to now offer units, with each unit consisting of one common share and one warrant to purchase one common share. Please file a revised underwriting agreement or advise.

Company Response to Staff Comment No. 4

An updated underwriting agreement has been filed as an exhibit to Amendment No. 5. While the offering of a unit consisting of a common share and a warrant has been removed from the Company’s offering with the removal of the warrant, the updated underwriting agreement reflects other changes to the offering that have occurred since the last draft underwriting agreement filed with the Registration Statement.

United States Securities and Exchange Commission

April 14, 2022

Staff Common No. 5

5.	We note that the warrants included in the units will be exercisable at a per share exercise price equal to the public offering price of one common share. We note also that the aggregate exercise price of the warrants reflected in your fee table assumes an initial public offering price of $5.00 per unit (which is the mid-point of the $4.00 to $6.00 price range disclosed on your prospectus cover page). As such, it does not appear that the fee table covers the entire amount of common stock underlying the warrants. Please revise or advise.

Company Response to Staff Comment No. 5

As the warrant have been removed from the Company’s offering, this comment is no longer relevant.

Should you have any further comments or questions about Amendment No. 5 or this letter, please contact our legal counsel, Jason K. Brenkert of Dorsey & Whitney LLP at 303-352-1133 or brenkert.jason@dorsey.com. We thank you for your time and attention.

Very truly yours,

AUSTIN GOLD CORP.

By:	/s/ Dennis Higgs
Dennis Higgs
President